BP 6/26



SECURITIES AND EXCHANGE COMMISSION

03052003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECD S.E.C.
JUN 2 6 2003
611

NAME OF BROKER-DEALER: NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy, Bldg. 2, Suite 600
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt E. Morales, CPA (512) 697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoppers LLP
(Name – *if individual, state last, first, middle name*)

300 West 6th Street, Suite 1800, Austin, TX 78701-2916
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt E. Morales, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHRISTINE C. JOHNSON
MY COMMISSION EXPIRES
October 20, 2005

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 19,301,638
Commissions receivable	1,751,709
Receivable from affiliates	6,475,553
Other assets	632,246
Total assets	$ 28,161,146

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable	$ 3,234,264
Accounts payable and other accrued liabilities	1,579,179
Payable to affiliates	4,341,916
Total liabilities	9,155,359
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,271,768
Retained earnings	15,733,919
Total shareholder's equity	19,005,787
Total liabilities and shareholder's equity	$ 28,161,146

The accompanying notes are an integral part of these financial statements.